CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 1 of 21

CanAlaska Uranium Ltd.

CVV - TSX CVVUF - OTCBB DH7N – Frankfurt

Management Discussion and Analysis (Amended)

For the Fourth Quarter and Year Ended

April 30, 2013

Dated July 19, 2013

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. The following information is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2013.

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND STRATEGY	2
2.	MILESTONES AND PROJECT UPDATES	3
3.	FINANCIAL POSITION	10
4.	Expenditures Review	13
5.	CASHFLOW REVIEW	14
6.	Other matters	15
7.	Quarterly and annual Financial information	20

This MD&A contains forward-looking information. Refer to Section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 2 of 21

1. OVERVIEW OF THE COMPANY

✓	Exploration expenditures of $0.6 million ($1.0 million net of $0.4 million from reimbursements from partners and impairments) for year ended April 30, 2013 in the Athabasca Basin
✓	Over 18 projects covering 780,000 hectares focused on Uranium
✓	Cash resources of $1.3 million (as at April 30, 2013)
✓	22,068,136 common shares issued and outstanding (July 18, 2012)

The Company has responded to the drop in market activity and values since the Fukushima nuclear incident by actively marketing its expertise and uranium exploration projects to industry and end users for project financings. There has been a slow resurgence in interest, and at the end of the fourth quarter of our 2013 fiscal year, some renewed interest from North American and Chinese industry groups in response to the Canada-China nuclear accord. Management has continued with evaluating its priorities and taking steps to streamline non-discretionary expenditures and continues to explore all opportunities to sell and/or joint venture its properties. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to the difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

1.1 Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to acquire and advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus for the past eight years has been the exploration for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. There are four projects on which the Company has expended most of its recent efforts. Three of these projects, West McArthur, Cree East and Fond Du Lac are 50% joint ventures, and the fourth, NW Manitoba, is 100% owned by the Company. Going forward it is expected that the Company will focus its effort on two of the projects, West McArthur and Cree East. These two projects will be the focus of uranium targeting for the Company. The Company is marketing the rest for option, joint venture or sale.

Table 1: Canadian Strategic Property Summary
Property / Project Name	2013 Notes	Hectares	LTD Expenditures
West McArthur	Ventured with Mitsubishi	36,000	$19,606,000
Cree East	Ventured with Korean Consortium	58,000	$18,927,000
NW Manitoba	100% CanAlaska	144,000	$7,323,000
Fond Du Lac	Option with Fond Du Lac Denesuline	10,000	$4,535,000
TOTAL			$50,391,000

In the Athabasca Basin, the Company’s most advanced projects are those which the Company has under joint venture with Japanese and Korean entities. The Company has a strong in-house exploration team along with outside consultants which it can access and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) on the West McArthur project. On the Cree East project, the Company is the Operator of a 50% joint venture with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Networks Co. Ltd.

Throughout the region, the Company controls an exploration portfolio of 18 projects totalling over 3,012 square miles (780,000 hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva The largest of these projects is the NW Manitoba Project, located just east of the Saskatchewan-Manitoba provincial border. In 2012, the Company re-started exploration at the NW Manitoba project, after waiting since 2007 for the Manitoba government approvals related to community consultation. In early 2012, the Company completed an operating MOU with the local community and geophysics work and target definition started in March 2012. At the current time, the Company is in consultation with various groups to fund a work program in the summer or winter under a joint venture basis.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 3 of 21

In addition, CanAlaska is the operator of a joint venture with the Fond Du Lac Denesuline community over an area which covers the historic Fond Du Lac uranium deposit, and where the Company has extended the target area to the east, with a drill intercept of 40.4 metres grading 0.32% uranium.

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office) and La Ronge, Saskatchewan (Field Support and Equipment Warehouse).

The Company believes that the fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices. Since 2004, CanAlaska has expended over $85 million on exploration and research towards the advancement of uranium discovery on our project areas. The information gained from this work has provided the Company with significant evidence regarding the nature and location of mineral rich hydrothermal systems in areas of the Athabasca where previous information was lacking. The increase in understanding of the geology of the target areas, and the integration of modern geophysical methods with data processing to get more precise target definition at depth gives management the confidence to continue exploration for large scale uranium deposits on our projects.

As of July 18, 2013, the Company had 22,068,136 shares outstanding with a total market capitalization of $1.9 million. The Company’s shares trade on the Toronto Stock Exchange (“CVV”) and are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”). On July 5, 2013, the Company received notification that the Toronto Stock Exchange is reviewing the Company's eligibility for continued listing on the Toronto Stock Exchange pursuant to PartVII of the TSX Company Manual regarding minimum market capitalization requirements. The Company has until November 5, 2013 to remedy the matter. Should the Toronto Stock Exchange decide to delist the securities of the Company, the securities will be listed on the TSX Venture Exchange.

1.2 Strategic and Operating Intent

•         Targeted marketing of uranium projects for financing

•         Restriction of uranium exploration activity until financial markets recover in this sector

•         Strong commitment to option, joint venture or sale of individual exploration projects

•         Evaluate alternate commodities and projects suitable for market financing, or acquisition and sale

•         Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to maintain a position in the uranium exploration sector, but, due to increasingly difficult market conditions facing junior mining and junior uranium exploration companies, management has taken steps to streamline non-discretionary expenditures and financial overheads

•         Company will continue to cut back on operations and project expenditures.

•         The Company has tax loss carry-forwards of approximately $9 million and cumulative Canadian exploration expenses of approximately $18 million

•         Our Korean partners have contributed all of their $19.0 million funding commitment towards the Cree East project, but have requested a slow-down in expenditures, or the introduction of an incoming partner

•         At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska which may be deferred in 2013/2014 to await better market conditions

2. MILESTONES AND PROJECT UPDATES

2.1                Overview– May 1, 2012 to July 19, 2013

•	Reduced project activities and marketing non-core assets (June 2013)
•	Acquired Patterson claims (January 2013)
•	Reported assay results for West McArthur project (June 2012)

•         Acquired claims adjacent to Manitoba Ruttan Copper Mine (June 2012)

•         Reported assay results for Cree East project (May 2012)

•         Geophysical surveys defined new uranium drill targets at NW Manitoba project (May 2012)

In June 2013, the Company announced that it has in the past 15 months, reduced project exploration activities to preserve a modest treasury such that there is a minimum of dilution to existing shareholders during a time of depressed market prices. The Company has been active in the presentation and marketing of its joint ventures and non-core assets. The marketing of the non-core assets had attracted a number of industry investors and supporters who have entered into confidentiality agreements to review potential purchase or earn-in joint ventures with the Company.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 4 of 21

In January 2013, the Company announced the acquisition of the Patterson project by staking three blocks of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin, Saskatchewan.

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

In June 2012, the Company announced the acquisition by staking of two blocks of claims, totalling 1,055 hectares adjacent to and northeast of the past-producing Ruttan Copper Mine, located near Leaf Rapids in Northern Manitoba.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The recent ground resistivity and gravity geophysical surveys localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey.

2.2 Project Updates

Overview

The Company currently has 18 projects within the Athabasca basin area and has carried out exploration programs on 6 of these in the past year. In fiscal 2013, the Company spent $0.6 million ($1.0 million net of $0.4 million from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the fourth quarter of 2013 is significantly down from the same comparative quarter of 2012, as the Company has reduced its exploration spend to conserve cash relative to the prior period. In the fourth quarter, the Company historically spent this time drilling in the winter season in the Athabasca Basin at our various projects.

The following table summarizes the Company’s expenditures for twelve months ended April 30, 2013.

Table 2: ($000's) Total Exploration	Cree East	West McArthur	Fond du Lac	NW Manitoba	Other Athabasca Basin Projects	New Zealand	Other and Generative Projects	Total
Camp Cost & Operations	4	(7)	-	-	-	-	9	6
Drilling	-	-	9	-	-	-	-	9
General & Admin	37	77	3	10	13	6	129	275
Geochemistry	6	16	-	1	-	-	8	31
Geology	73	65	1	8	20	-	75	242
Geophysics	2	226	4	8	23	-	62	325
Other	62	28	-	10	1	-	21	122
Gross Expenditures	184	405	17	37	57	6	304	1,010
Reimbursement	(91)	(213)	-	-	-	-	(74)	(378)
Net Expenditures	93	192	17	37	57	6	230	632

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 5 of 21

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

2.2.1 West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares.

Table 3: ($000's)	Quarterly								Year Ended
West McArthur Project	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Apr-12	Apr-13	LTD
Camp Cost & Operations	-	-	143	230	-	-	-	(8)	373	(8)	2,976
Drilling	-	-	72	1,165	-	-	-	-	1,237	-	6,745
General & Admin	40	32	27	23	31	26	12	8	122	77	2,097
Geochemistry	8	4	1	27	15	1	-	-	40	16	339
Geology	19	49	10	176	48	16	1	-	254	65	1,000
Geophysics	652	161	63	274	211	12	4	-	1,150	227	5,775
Other	50	29	53	106	20	3	6	-	238	29	674
Gross Expenditures	769	275	369	2,001	325	58	23	-	3,414	406	19,606
Reimbursement	(403)	(144)	(193)	(1,041)	(171)	(30)	(12)	-	(1,781)	(213)	(14,208)
Net Expenditures	366	131	176	960	154	28	11	-	1,633	193	5,398

On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

In April 2012, the Company announced a preliminary summary of drilling at its West McArthur project. Seven diamond drill holes were completed in February and March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area. Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole. The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits. Significant faulting and fracturing are present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 6 of 21

2.2.2 Cree East Project, Saskatchewan – Korean Consortium

The Cree East project is located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 17 contiguous mineral claims totalling approximately 58,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), in December 2007 agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2013, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at April 30, 2013, the Company is holding approximately $605,000 of joint venture funds.

Table 4: ($000's)	Quarterly								Year Ended
Cree East Project	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Apr-12	Apr-13	LTD
Camp Cost & Operations	-	-	163	279	4	-	-	-	442	4	3,344
Drilling	(6)	-	186	1,163	-	-	-	-	1,343	-	6,713
General & Admin	62	(19)	6	15	5	-	14	18	64	37	477
Geochemistry	3	1	2	32	5	1	-	-	38	6	536
Geology	30	14	44	211	49	2	2	20	299	73	1,582
Geophysics	4	10	171	38	1	-	1	-	223	2	3,259
Management Fees	8	(31)	60	182	10	1	3	6	219	20	1,552
Other	10	2	27	66	30	4	5	3	105	42	1,464
Net Expenditures	111	(23)	659	1,986	104	8	25	47	2,733	184	18,927

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of drill exploration. Work permits are in place, but current expenditures are minimized.

2.2.3 NW Manitoba, Manitoba

This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The project was re-started in March 2012 following a four and a half year permitting delay due to consultations between the government of Manitoba and the local community. The Company has now concluded an operating MOU with the local community and recommenced ground survey work. The ground resistivity gravity geophysical surveys carried out in March 2012 localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey. These targets are similar in style to the Andrew Lake uranium project in Nunavut, which has similar resistivity and gravity geophysical responses related to uranium mineralization hosted in regional fault structures.

The Company is actively seeking a joint venture partner for this project and has permitting for drilling in 2013.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 7 of 21

2.2.4 Ruttan

In June 2012, the Company acquired the Ruttan property by staking two blocks of claims, totaling 1,055 hectares adjacent to and northeast of the past-producing Ruttan copper mine, located near Leaf Rapids in Northern Manitoba. There is a drill target indication from geophysics and historical drill information. The Company is actively seeking a joint venture partner and has applied for drill permits.

2.2.5 Arnold

In July 2012, the Company recognized an impairment on its Arnold claim ($35,240) as it did not renew its permits on this property.

2.2.6 Cree West

In October 2012, the Company recognized an impairment on its Cree West claim ($48,193) as it did not renew its permits on this property.

2.2.7 Patterson

In January 2013, the Company acquired the Patterson property by staking three blocks of claims, totaling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin.

2.2.8 Alberta

In April 2013, the Company recognized an impairment on its Alberta claim ($10,625) as it did not renew its permits on this property.

2.2.9 BC Copper

In April 2013, the Company recognized an impairment on certain of its BC Copper claims ($6,863) as it did not renew its permits on these claims. The Company has kept two claim blocks (Big Creek and Quesnel). Big Creek was under option, but as of July 2, 2013, it has been returned to the Company.

2.2.10 Carswell

In April 2013, the Company recognized an impairment on certain of its Carswell claims ($36,517) as it did not renew its permits on these claims.

2.2.11 Collins Bay

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation was amended whereby the Company extended the option period from six years to eight years. In consideration for the amendment, the Company accelerated its staged common share issuances and issued 10,000 common shares on July 12, 2013. As a result, in July 2013, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 8 of 21

2.2.12 Other Projects

The Company uses its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties. For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Projects” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

Table 5: Other projects update	Status	Recent work undertaken
BC Copper	Seeking Venture Partner	No significant work undertaken
Carswell	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	Preparation for drill testing
Grease River	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	ZTEM survey evaluation
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	Evaluating drill targets
Patterson	Seeking Venture Partner	No significant work undertaken
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	Evaluating drill targets
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property,NZ	Option with Atlantic Industrial Minerals Inc.	Received $50,000 to cover annual permit fee

BC Copper is comprised of approximately 7,000 hectares located in south central British Columbia In March 2012, the Company optioned the claims to Tyrone Docherty. Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the Company amended the agreement where a third party, Discovery Ventures Ltd and Docherty will earn 50% interest for the expenditure of $75,000 (spent) in summer 2012, a further $87,500 of exploration expenditure by July 1 2013, and a further $87,500 of exploration expenditure by July 1 2014. On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Venture Ltd.. for the BC Copper (Big Creek) project was terminated

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., completed an agreement for work on the project in September 2012 with Atlantic Industrial Minerals Inc. Atlantic Industrial Minerals Inc. has carried out the first work and entered the underground workings of the Morning Star Mine.

In fiscal 2013, the Company recognized an impairment on its Arnold, Cree West, Alberta and certain of its BC Copper claims for approximately $101,000 as it did not renew its permit on these properties.

CanAlaska maintains 14 other projects in the Athabasca basin; one project in New Zealand; one project in Alaska and two projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. A number of these projects are being marketed for sale or joint venture, and the company hopes to realize increased value in the future.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 9 of 21

2.2.13 Project Expenditure Summary

Details of life to date (“LTD”) exploration and evaluation expenditures:

Table 6: ($000’s)	2013 Fiscal Expenditures				Life to Date - April 30, 2013
Project	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	184	-	184	-	18,927	-	18,927
West McArthur	-	406	(213)	193	65	19,541	(14,208)	5,398
Poplar	-	-	-	-	166	3,637	(3,210)	593
Fond Du Lac	-	17	-	17	120	4,415	-	4,535
Grease River	-	-	-	-	133	3,494	(2,850)	777
Cree West	-	-	(48)	(48)	-	1,112	(1,112)	-
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	36	-	36	16	7,308	-	7,324
Helmer	-	14	-	14	107	5,046	-	5,153
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	2	(11)	(9)	-	2,331	-	2,331
Hodgson	-	81	-	81	109	1,561	-	1,670
Arnold	-	-	(35)	(35)	-	1,341	-	1,341
Collins Bay	-	-	-	-	-	1,309	-	1,309
McTavish	-	4	-	4	74	687	(108)	653
Carswell	-	23	(37)	(14)	137	753	-	890
Ruttan	15	32	-	47	15	34	-	49
Other	4	2	-	6	57	2,870	(1,919)	1,008
New Zealand
Reefton, NZ	-	6	-	6	24	786	(481)	329
Other
Other Projects, Various	1	194	(82)	113	74	675	(425)	324
Total	20	1,001	(426)	595	1,238	82,820	(25,360)	58,698

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 10 of 21

Table 7: ($000’s)	2012 Fiscal Expenditures				Life to Date - April 30, 2012
Project	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net YTD	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD
Athabasca Basin
Cree East	-	2,733	-	2,733	-	18,743	-	18,743
West McArthur	-	3,414	(1,781)	1,633	65	19,136	(13,995)	5,206
Poplar	-	11	-	11	166	3,637	(3,210)	593
Fond Du Lac	-	123	-	123	120	4,397	-	4,517
Black Lake	-	79	(147)	(68)	-	1,582	-	1,582
Grease River	-	50	(50)	-	133	3,494	(2,850)	777
Cree West	-	-	-	-	48	1,112	(1,137)	23
Key Lake	-	-	-	-	24	1,027	(1,047)	4
NW Manitoba	-	564	-	564	16	7,272	-	7,288
Helmer	-	2	-	2	107	5,032	-	5,139
Lake Athabasca	-	-	-	-	118	5,966	-	6,084
Alberta	-	-	-	-	11	2,329	-	2,340
Hodgson	-	250	-	250	109	1,480	-	1,589
Arnold	-	1	-	1	35	1,341	-	1,376
Collins Bay	-	21	-	21	-	1,309	-	1,309
McTavish	-	12	-	12	74	683	(108)	649
Carswell	-	295	-	295	173	730	-	903
Other	-	15	-	15	53	2,868	(1,919)	1,002
New Zealand
Rise and Shine, NZ	-	-	(301)	(301)	-	416	(407)	9
Reefton and Other NZ Projects	-	111	-	111	24	780	(481)	323
Other
Other Projects, Various	10	126	(3)	133	80	483	(343)	220
Total	10	7,807	(2,282)	5,535	1,356	83,817	(25,497)	59,676

3. FINANCIAL POSITION and CAPITAL resources

3.1                Cash and Working Capital

Table 8: ($000’s) Cash and Working Capital	Apr-13	Apr-12
Cash and cash equivalents	1,265	4,394
Trade and other receivables	58	243
Available-for-sale securities	86	223
Trade and other payables	(195)	(1,792)
Working capital	1,214	3,068

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $0.3 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the consolidated financial statements for further details.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 11 of 21

As at April 30, 2013, included within trade and other receivables is approximately $5,000 in GST refunds. The decrease in trade and other receivables for April 30, 2013 is due primarily to decrease in the GST receivable account as the Company reduced its exploration expenditures in winter 2013 compared to winter 2012.

The decrease in available-for-sale securities is a result of marking the securities to market as well as recording an impairment of approximately $61,000 on a number of investments.

The decrease in trade and other payables is consistent with the decrease in exploration activities compared with the fourth quarter of 2012. The Company did not operate an extensive winter 2013 exploration program compared to that of the winter 2012 season.

3.2	Other Assets and Liabilities

Table 9: ($000’s) Other Assets and Liabilities	Apr-13	Apr-12
Reclamation bonds	203	345
Property and equipment	375	504
Mineral property interests (Section 2.2)	1,238	1,356

During the fiscal year ended April 30, 2013, approximately $110,000 of reclamation bonds were written down as these deficiency deposits were forfeited due to a lack of assessment credits.

During the fiscal year ended April 30, 2013, exploration and evaluation expenditures were made primarily on the West McArthur, Cree East, Hodgson and BC Copper (Section 2).

During fiscal 2013, the Company acquired the Ruttan property by staking two blocks of claims totalling 1,055 hectares for approximately $16,000 and the Patterson property by staking three blocks of claim totalling 6,687 hectares for approximately $4,000. In addition, the Company recognized an impairment on its Arnold, Cree West, Alberta and certain of its BC Copper and Carswell claims for approximately $137,000 as it did not renew its permit for these properties.

3.3	Equity and Financings

Table 10: ($000’s) Shareholders’ Equity	Apr-13	Apr-12
Common shares	73,205	73,210
Equity reserve	10,682	10,506
Investment revaluation reserve	(1)	53
Deficit	(80,856)	(78,496)
Total shareholders’ equity	3,030	5,273

Table 11: (000’s) Equity Instruments	Apr-13	Apr-12
Common shares outstanding	22,058	22,058
Options outstanding
Number	3,598	2,924
Weighted average price	$0.55	$0.81
Warrants outstanding
Number	72	1,311
Weighted average price	$0.55	$1.83

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 12 of 21

Equity instruments

As of July 18, 2013, the Company had the following securities outstanding. Common shares - 22,068,136; Stock options – 3,532,750; and Warrants – 72,200.

In July 2013, the Company issued 10,000 common share under the option agreement for the Collins Bay Extension project.

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220. A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500, of which $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

Table 12: Proceeds from Financings
Date	Type	Intended Use	Actual Use
March 2012	$0.1 million – 283,000 common shares	Uranium exploration in Saskatchewan	As Intended
March 2012	$0.8 million – 1,522,000 flow-through common shares	Uranium exploration in Saskatchewan	As Intended
May 2011	$0.5 million – 418,141 flow through common shares	Uranium exploration in Saskatchewan	As Intended

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 13 of 21

4.                         Expenditures Review

Table 13: ($000’s)	Quarterly								Year End
Quarterly Loss & Comprehensive Loss Summary	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	2012	2013
Revenue	-	-	-	-	-	-	-	-	-	-
Exploration Cost
Mineral property expenditures net of reimbursements	1,223	396	758	2,448	324	186	92	30	4,825	632
Write-down on reclamation bonds	-	-	-	-	110	-	-	-	-	110
Mineral property write-offs	-	-	-	451	35	48	-	54	451	137
Equipment rental income	-	-	(28)	(129)	(4)	1	-	-	(157)	(3)
	1,223	396	730	2,770	465	235	92	84	5,119	876
Other Expenses (Income)
Consulting, labour and professional fees	287	271	341	356	321	248	144	121	1,255	834
Depreciation	34	34	34	34	27	28	27	26	136	108
Gain on disposal of properties and equipments	-	(6)	(1)	-	-	(2)	(8)	14	(7)	4
Foreign exchange (gain) loss	(12)	7	(5)	6	-	-	(1)	-	(4)	(1)
Insurance, licenses and filing fees	22	54	10	29	20	31	10	24	115	85
Interest income	(50)	(28)	(23)	(18)	(9)	(7)	(4)	(4)	(119)	(24)
Other corporate costs	31	40	29	64	20	15	13	19	164	67
Investor relations and presentations	25	45	27	35	28	2	7	15	132	52
Rent	35	36	27	36	34	36	37	20	134	127
Stock-based payments	31	2	279	7	16	23	-	137	319	176
Travel and accommodation	5	30	15	18	11	2	2	4	68	19
Impairment and loss (gain) on disposal of available-for-sale securities	-	-	-	122	-	-	-	83	122	83
Premium on flow-thru shares	-	(134)	-	(68)	-	-	-	-	(202)	-
Management fees	(51)	18	(77)	(253)	(27)	(9)	(4)	(6)	(363)	(46)
	357	369	656	368	441	367	223	453	1,750	1,484
Loss for the period	(1,580)	(765)	(1,386)	(3,138)	(906)	(602)	(315)	(537)	(6,869)	(2,360)

Other comprehensive loss
Unrealized loss (gain) on available- for-sale securities	124	115	103	(128)	76	8	15	(45)	214	54
Comprehensive loss	(1,704)	(880)	(1,489)	(3,010)	(982)	(610)	(330)	(492)	(7,083)	(2,414)
Basic and diluted loss per share	(0.08)	(0.04)	(0.07)	(0.15)	(0.04)	(0.03)	(0.01)	(0.02)	(0.34)	(0.11)

In the fiscal year ended April 30, 2013, the Company spent $1.0 million on exploration costs and recovered $0.4 million from our exploration partners for a net mineral property expenditure of $0.6 million.

In Q113, the Company recognized mineral property impairments on the Arnold project for approximately $35,000 and in Q213, the Company recognized mineral property impairments on the Cree West project for approximately $48,000 as the Company did not renew its permit for these projects. In Q413, the Company recognized mineral property impairments on the Alberta project and on certain of the BC Copper and Carswell claims for approximately $54,000 as the Company did not renew its permit for these claims.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q412, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects. . In Q1 and Q2, 2013, the rental income is related to the summer work program on the BC Copper project. Equipment rental income in fiscal 2013 is lower compared to fiscal 2012 as the Company did not conduct a summer or winter exploration program in fiscal 2013.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 14 of 21

Consulting, labour, and professional fees are lower than the same comparative prior period. The decrease is primarily attributed to a decrease in the salaries expense from the re-negotiated employment agreements for senior staff and management which began effective August 2012. The Company has terminated some staff and re-negotiated employment agreements with senior staff and management in efforts to minimize the Company’s operating costs. The Company also reduced it usage of professionals and consultants in Q413 compared to Q412.

Insurance, licenses and filing fees are lower for fiscal 2013 compared to fiscal 2012. In Q413, insurance, license and filing fees are consistent relative to the same comparative prior period.

Interest income was lower in 2013 compared to 2012. The decrease was attributed to the decreased cash balances held during the year.

Investor relations expenses were lower in 2013 compared to 2012. The decrease is primarily attributed to the decrease in services provided by a Canadian investor relations firm. During the three months ended April 30, 2012, we received contract services from the Canadian investor relations firm which started in June of 2011 and terminated in July 2012.

Rent expense was lower in Q413 compared to Q313 as a Company sublet its office space in its effort to reduce it cash burn and operating costs going forward.

The share-based payments amount for the year is lower than the amount for the previous year. The decrease was primarily due to the decrease in the fair value calculation on the options granted in fiscal 2013 relative to fiscal 2012. During fiscal 2013, there were 1,357,500 options granted with an average fair value of $0.13 per option compared to 1,339,500 option granted with an average fair value of $0.24 per option in fiscal 2012.

A write-down on available-for-sale securities of approximately $83,000 was recorded in Q413. This was attributed to a significant or prolonged impairment on a number of investments. The Company wrote the balances down to their market values due to the significant decline in market value that was viewed as other than a temporary impairment.

Management fees were lower in fiscal 2013 compared to fiscal 2012. This was primarily due to the decrease in our exploration activities relative to last year. During the same period last year, the Company spent $6.2 million on exploration, of which the majority of the expenditures was related to our joint venture projects where management fees were generated.

5. CASHFLOW and liquidity REVIEW

As of April 30, 2013, the Company had $1.3 million in cash and cash equivalents and working capital of $1.2 million and as of April 30, 2012, the Company had $4.4 million in cash and cash equivalents and working capital of $3.1 million.

5.1 Operating Activities

The Company’s operating activities resulted in net cash outflows of $3.2 million and $6.6 million for the fiscal years ended April 30, 2013 and 2012 respectively. Operating activities and costs for fiscal 2013 are lower than fiscal 2012 as the Company reduced its exploration activities as well as continued its efforts to minimize it operating costs to conserve its cash reserves.

5.2 Financing Activities

Financing activities resulted in net cash outflows of $5,000 and net cash inflows of $1.3 million for the fiscal years ended April 30, 2013 and 2012 respectively. During the fiscal year ended April 30, 2012, the Company raised $0.9 million from flow-through and ordinary common share financing completed in March 2012 and $0.5 million from a flow-through financing completed in May 2011. In fiscal 2013, the Company incurred TSX listing fees related to the Company’s share compensation plan. Currently, junior uranium exploration companies are finding it difficult to seek financing. The Company is working to sell non core assets.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 15 of 21

5.3 Investing Activities

Investing activities resulted in net cash inflows of $72,000 for fiscal year ended April 30, 2013. During the year ended April 30, 2013, the Company acquired the Ruttan property and the Patterson Lake property by staking five blocks of claims totalling 7,742 hectares for approximately $20,000 and received $75,000 in option payments from Discovery Ventures Ltd. The Company also received approximately $20,000 from the sale of certain property and equipment. During the year ended April 30, 2012, the Company purchased additional property and equipment of approximately $43,000 and received proceeds approximately $26,000 from the sale of certain property and equipment. The new Ruttan and Patterson Lake projects and others are being actively marketed under NDA agreements.

6.	Other matters

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2013, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

6.1 Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the year ended April 30, 2013 and 2012 were as follows.

Table 14: ($000’s) Compensations to Related Parties
($000’s)	2013	2012
Employment benefits and directors fees	483	705
Share-based compensation	129	242

The directors and key management were awarded the following share options under the employee share option plan during the fiscal year ended April 30, 2013:

Table 15: Share Option Issuance
Date of grant	Number of options	Exercise price	Expiry
May 9, 2012	60,000	$0.42	April 30, 2015
August 13, 2012	95,000	$0.25	August 13, 2017
October 3, 2012	5,000	$0.25	October 3, 2017
February 1, 2013	845,000	$0.25	February 1, 2018

6.2 Financing

Management believes that the funds on hand at April 30, 2013 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Due to increasingly difficult market conditions facing junior uranium exploration companies management is currently in the process of evaluating its priorities and taking steps to streamline non discretionary expenditures. Should management be unsuccessful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

6.3 Critical Accounting Estimates and Judgments

6.3.1 Share-Based Payment Plan

The Company has in effect a Stock Option Plan. Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black Scholes model with the assumptions described in the notes to the financial statements. These assumptions are estimated by management based on available information and may be subject to change.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 16 of 21

6.3.2 Mineral Property Interest

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

6.3.3 Going Concern

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

6.4 Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. As at the end of the period covered by this management's discussion and analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Chief Executive Officer and the Chief Financial Officer have also concluded that, as of the end of the period covered by this management's discussion and analysis, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the Internal Control –Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's ICFR. During the year ended April 30, 2013 there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

6.5 Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 17 of 21

6.6 Future Accounting Pronouncements

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is determining the impact of adoption of these standards on its reported results or financial position.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of IFRS 9 is January 1, 2015.

(ii) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under exiting IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

(iii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the point operation.

(iv) IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity's interests in other entities.

(v) IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(vi) There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 - 13.

(vii) IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 18 of 21

6.7 Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

6.7.1 Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the Company expects its current 780,358 ha of property to reduce to 741,319 ha by December 31 2013, and 683,728 ha by December 31 2014. The Company’s Fond Du Lac property reaches its last anniversary on February 25 2014, following which time a new lease will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada. The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date.

6.7.2 Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

6.7.3 Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. The Company has a large land position in the Athabasca Basin, and has carried out extensive exploration, but has not defined an economic deposit. Other exploration companies have been successful with the discovery of deposits in the Athabasca, and these companies tend to attract investors away from CanAlaska. CanAlaska relies on the ongoing support of its JV partners to fund their portion of exploration, however additional funding from the current partners is uncertain. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

6.7.4 Foreign Political Risk

The Company’s material property interests are currently located in Canada and New Zealand. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

6.7.5 Government Laws, Regulation and Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 19 of 21

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

6.7.6 Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

6.7.7 Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

6.7.8 Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company on July 31, 2012, has terminated all long term employment contracts with senior management and has completed the negotiation of reduced contracts with the CEO, former CFO and VP Exploration. The VP Corporate Development position has been terminated and the responsibilities have been assumed by the CEO. Non essential technical staff have been terminated and remaining technical staff are currently occupied on third party contracts, and projects which require minimal funding. This status is being monitored and adjusted on a monthly basis. In January 2013, Mr. Chan, the Corporate Controller took over the position of CFO replacing Mr. Ramachandran. In June 2013, the Company received the resignation of board member, Hubert Marleau.

6.7.9 Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.7.10 Foreign Currency Exchange

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 20 of 21

6.7.11 Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

7. QUARTERLY and annual FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 16: ($000’s)	Quarterly								Year End
Quarterly Loss & Comprehensive Loss Summary	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	2012	2013
Revenue	-	-	-	-	-	-	-	-	-	-
Exploration Cost
Mineral property expenditures net of reimbursements	1,223	396	758	2,448	324	186	92	30	4,825	632
Write-down on reclamation bonds	-	-	-	-	110	-	-	-	-	110
Mineral property write-offs	-	-	-	451	35	48	-	54	451	137
Equipment rental income	-	-	(28)	(129)	(4)	1	-	-	(157)	(3)
	1,223	396	730	2,770	465	235	92	84	5,119	876
Other Expenses (Income)
Consulting, labour and professional fees	287	271	341	356	321	248	144	121	1,255	834
Depreciation	34	34	34	34	27	28	27	26	136	108
Gain on disposal of properties and equipments	-	(6)	(1)	-	-	(2)	(8)	14	(7)	4
Foreign exchange (gain) loss	(12)	7	(5)	6	-	-	(1)	-	(4)	(1)
Insurance, licenses and filing fees	22	54	10	29	20	31	10	24	115	85
Interest income	(50)	(28)	(23)	(18)	(9)	(7)	(4)	(4)	(119)	(24)
Other corporate costs	31	40	29	64	20	15	13	19	164	67
Investor relations and presentations	25	45	27	35	28	2	7	15	132	52
Rent	35	36	27	36	34	36	37	20	134	127
Stock-based payments	31	2	279	7	16	23	-	137	319	176
Travel and accommodation	5	30	15	18	11	2	2	4	68	19
Impairment and loss (gain) on disposal of available-for-sale securities	-	-	-	122	-	-	-	83	122	83
Premium on flow-thru shares	-	(134)	-	(68)	-	-	-	-	(202)	-
Management fees	(51)	18	(77)	(253)	(27)	(9)	(4)	(6)	(363)	(46)
	357	369	656	368	441	367	223	453	1,750	1,484
Loss for the period	(1,580)	(765)	(1,386)	(3,138)	(906)	(602)	(315)	(537)	(6,869)	(2,360)

Other comprehensive loss
Unrealized loss (gain) on available- for-sale securities	124	115	103	(128)	76	8	15	(45)	214	54
Comprehensive loss	(1,704)	(880)	(1,489)	(3,010)	(982)	(610)	(330)	(492)	(7,083)	(2,414)
Loss per share	(0.08)	(0.04)	(0.07)	(0.15)	(0.04)	(0.03)	(0.01)	(0.02)	(0.34)	(0.11)

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CanAlaska Uranium Ltd. – MD&A April 30, 2013	Page 21 of 21

Table 17: ($000’s) Financial Position Summary	As at
	Apr 30, 2011	Jul 31, 2011	Oct 31, 2011	Jan 31, 2012	Apr 30, 2012	Jul 31, 2012	Oct 31, 2012	Jan 31, 2013	Apr 30, 2013
Financial Position
Assets
Cash and cash equivalents	9,642	7,381	6,264	5,869	4,394	2,425	1,741	1,464	1,265
Trade and other receivables	422	182	190	252	243	96	98	72	58
Available-for-sale securities	559	435	320	217	223	146	138	123	86
Total Current Assets	10,623	7,998	6,774	6,338	4,860	2,667	1,977	1,659	1,409
Reclamation bond	343	343	343	345	345	203	203	203	203
Property and equipment	616	585	544	536	504	477	447	417	375
Mineral property interests	1,797	1,797	1,797	1,804	1,356	1,327	1,288	1,292	1,238
Total Assets	13,379	10,723	9,458	9,023	7,065	4,674	3,915	3,571	3,225
Liabilities
Trade and other payables	2,461	997	745	1,519	1,792	367	200	186	195
Total Liabilities	2,461	997	745	1,519	1,792	367	200	186	195
Shareholders’ Equity
Common shares	72,108	72,583	72,449	72,449	73,210	73,210	73,205	73,205	73,205
Equity reserve	10,170	10,207	10,208	10,488	10,506	10,522	10,545	10,545	10,682
Investment revaluation reserve	267	143	28	(75)	53	(23)	(31)	(46)	(1)
Deficit	(71,627)	(73,207)	(73,972)	(75,358)	(78,496)	(79,402)	(80,004)	(80,319)	(80,856)
Total Shareholders’ Equity	10,918	9,726	8,713	7,504	5,273	4,307	3,715	3,385	3,030
	13,379	10,723	9,458	9,023	7,065	4,674	3,915	3,571	3,225
Weighted average common shares outstanding (000’s)	18,114	20,130	20,192	20,212	20,425	22,058	22,058	22,058	22,058
Working Capital	8,162	7,001	6,029	4,819	3,068	2,300	1,777	1,473	1,214

Table 18: ($000's) Selected Annual Information	2011	2012	2013
Net sales or revenues	-	-	-
Loss before discontinued operations	(9,539)	(7,083)	(2,414)
Loss before discontinued operations per-share	(0.54)	(0.34)	(0.11)
Loss before discontinued operations diluted per-share	(0.54)	(0.34)	(0.11)
Net loss	(9,539)	(7,083)	(2,414)
Net loss per-share	(0.54)	(0.34)	(0.11)
Net loss diluted per-share	(0.54)	(0.34)	(0.11)
Total assets	13,379	7,065	3,225
Total long-term financial liabilities	-	-	-
Cash dividends declared	-	-	-

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